Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-153454

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 12, 2008)

Ocean Shore Holding Co.

(Proposed holding company for Ocean City Home Bank)

This supplements the prospectus of Ocean Shore Holding Co. dated November 12, 2008. This prospectus supplement should be read together with the prospectus.

Extension of Offering

The Office of Thrift Supervision has approved an extension of time for us to complete our offering until March 31, 2009. We completed our subscription offering on December 22, 2008 and commenced our syndicated community offering on January 5, 2009. The syndicated community offering is being conducted through a syndicate of broker-dealers that is being managed by Sandler O’Neill & Partners, L.P. Anyone purchasing common stock in the syndicated community offering is subject to all applicable terms and conditions disclosed in our prospectus dated November 12, 2008 and our prospectus supplement dated January 5, 2009. We retain the right to accept or reject in whole or in part any order in the syndicated community offering. Neither Sandler O’Neill & Partners, L.P. nor any other member of the syndicate group is required to purchase any shares in the offering.

We have not set an expiration date for the syndicated community offering, and we may terminate the syndicated community offering at any time following the completion of the resolicitation of subscribers in the subscription and direct community offering, as described below.

Resolicitation of Persons Who Have Placed Orders in the Subscription and Direct Community Offering

If you have submitted an order in the subscription or direct community offering and you wish to maintain your order, you must confirm your order by completing and returning the enclosed supplemental order form to Ocean City Home Bank, by mail using the enclosed postage paid envelope, or by hand delivery or overnight courier to Ocean City Home Bank’s conversion center located at 5401 Harding Highway, Mays Landing, NJ 08330. You also have the right to increase, decrease or cancel your order by completing the appropriate section of the supplemental order form. Your supplemental order form must be received in our Conversion Center by 5:00 p.m., Eastern time, on February 25, 2009. If we do not receive a supplemental order form from you by that time, your order will be cancelled.

Orders that are confirmed are irrevocable unless the offering is extended beyond March 31, 2009. If we extend the offering beyond March 31, 2009, we will again notify all subscribers and promptly return the funds of those subscribers who do not reconfirm their subscriptions. Subscription funds will continue to earn interest calculated at Ocean City Home Bank’s passbook savings rate until the offering is completed or terminated.

IMPORTANT: Failure to return a Supplemental Order Form will result in the automatic cancellation of your order and return of your subscription funds or termination of your withdrawal authorization.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

The date of this prospectus supplement is February 5, 2009

EXTENSION OF TIME PERIOD TO COMPLETE THE OFFERING

The terms of this offering are governed by the regulations of the Office of Thrift Supervision or OTS, which require that, unless the OTS approves an extension, we must complete the offering within 45 days after the conclusion of the subscription period. We completed our subscription offering on December 22, 2008. Accordingly, under OTS regulations, the offering must be completed by February 5, 2009 unless an extension of time is granted by the OTS. Our syndicated community offering, which commenced on January 5, 2009, is being conducted through a syndicate of broker-dealers that is being managed by Sandler O’Neill & Partners, L.P. Sandler O’Neill has advised us that, due to market conditions, additional time is necessary to complete the offering. At our request, the Office of Thrift Supervision has granted us an extension of time to March 31, 2009 to complete the offering. If we do not complete the offering by March 31, 2009, we will either return all funds with interest and cancel all withdrawal authorizations or, if we obtain a further extension of time to complete the offering, we will again give all subscribers the right to confirm, increase, decrease or cancel their subscriptions.

QUESTIONS AND ANSWERS REGARDING THE RESOLICITATION

Why are you conducting a resolicitation?

We have requested and received from the Office of Thrift Supervision an extension of time from February 5, 2009 to March 31, 2009 in which to complete the offering. Under applicable regulations, if the Office of Thrift Supervision approves an extension of the offering period beyond 45 days after the conclusion of the subscription offering, subscribers must be given the opportunity to confirm, change or cancel their orders.

Has there been a change in the size or terms of the offering?

There has been no change in the price per share or the number of shares being offered, and the offering continues to be based on the independent appraisal described in our prospectus. We intend to close the offering at the minimum of the offering range.

In conjunction with the commencement of the syndicated community offering, we increased the number of shares that you may purchase. The maximum amount that any person may purchase, either individually or together with their associates or persons acting in concert, is 9.99% of the common stock sold in the offering (403,346 shares at the minimum of the offering range), provided that orders for stock exceeding 5% of the total offering (201,875 shares at the minimum of the offering range) shall not exceed in the aggregate 10% of the total offering. The ownership limitations for current Ocean Shore Holding stockholders disclosed in the prospectus remain unchanged.

What if I don’t want to change my existing order?

If you want your order to remain the same, you must confirm your order by completing the applicable section of the supplemental order form and returning it to the Conversion Center no later than 5:00 p.m., on February 25, 2009. If you do not return the supplemental order form, we will cancel your order and return any payment you have made or cancel the withdrawal authorization on your account.

How do I increase or decrease my order?

If you want to increase your order, you must complete the applicable section of the supplemental order form and return it to our Conversion Center no later than 5:00 p.m., on February 25, 2009, together with full payment for the additional shares. If you want to decrease your order, but not cancel it in its entirety, you must complete the applicable section of the supplemental order form and return it to our Conversion Center no later than 5:00 p.m., on February 25, 2009. Follow the instructions on the supplemental order form to indicate how many more or fewer shares you wish to purchase.

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What if I want to cancel my order?

If you want to cancel your order entirely, please complete the applicable section of the supplemental order form and return it to our Conversion Center no later than 5:00 p.m., on February 25, 2009. We will promptly cancel your order and return your subscription funds, with interest, or cancel your withdrawal authorization.

What if I don’t submit any Supplemental Order Form?

Under OTS regulations, if we do not receive a properly completed and executed supplemental order form from you indicating whether you wish to confirm, modify or cancel your order, we must cancel your order in its entirety and return your subscription funds promptly, with interest, or cancel your withdrawal authorization.

Can I order stock even if I didn’t submit an order in the original subscription offering?

Yes. You can submit an order even if you did not previously order common stock. Please call the Conversion Center and request a prospectus and stock order form. Your completed stock order form, together with full payment for the shares or a withdrawal authorization from a deposit account at Ocean City Home Bank, must be received by our Conversion Center no later than 5:00 p.m., on February 25, 2009.

Why did I receive more than one supplemental order form?

You may have received more than one supplemental order form if you submitted more than one order. For example, you may have submitted one order form for stock to be registered in your name alone and another form for stock to be registered with you and your spouse as joint tenants. You must submit a supplemental order form for each order. We must cancel any order for which we do not receive a supplemental order form.

Who do I call if I have any questions?

If you have any questions concerning the offering, please call our Conversion Center. The toll-free telephone number is (866) 338-2649.

RESOLICITATION PROCEDURES

As required by Office of Thrift Supervision regulations and the Plan of Conversion, we are giving all subscribers in the subscription offering and direct community offering the opportunity to confirm their original orders, to increase or decrease the number of shares subscribed for or to cancel their original orders. Regardless of your original order, you may now choose to:

(1)	maintain your original order for the number of shares indicated on your previously submitted stock order form;

(2)	increase the number of shares subscribed for, subject to the increased maximum purchase limitations;

(3)	decrease the number of shares subscribed for, with any excess payment to be refunded promptly with interest thereon or any excess authorization for withdrawal to be canceled promptly; or

(4)	cancel your order in its entirety, with any payment to be refunded with interest thereon and any authorization for withdrawal to be canceled promptly.

To maintain, increase, decrease or cancel your original order as provided herein, you must return a completed and signed supplemental order form to our Conversion Center located at 5401 Harding Highway, Mays Landing, NJ 08330 by 5:00 p.m., Eastern time, on February 25, 2009. We will not accept supplemental order forms at our other offices. Once received, your supplemental order form may not be modified or rescinded without our consent unless the offering is further extended beyond March 31, 2009. If you do not return a completed supplemental order form or if we receive it after February 25, 2009, your original order will be canceled automatically and your funds will be returned promptly with interest or your withdrawal authorization will be terminated.

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Subscribers who desire to maintain their orders must return the supplemental order form marked accordingly. Subscribers who desire to increase their orders may do so by returning the supplemental order form along with full payment or with a withdrawal authorization from a deposit account at Ocean City Home Bank for the amount of additional shares ordered. Subscribers who desire to decrease or cancel their orders may do so by returning the supplemental order form marked accordingly, and they will receive a prompt refund with interest, or a reduction in the amount of their withdrawal authorization, as applicable, for the cancelled portion of their original order.

If an original stock order form contained more than one signature, the supplemental order form should be signed by all persons who signed the original stock order form. If all such persons do not sign the supplemental order form, we reserve the right to treat the supplemental order form as invalid. Please call the Conversion Center if you have any questions.

If you increase your order, you may pay for the additional shares by:

(1) personal check, bank check, or money order made payable directly to “Ocean Shore Holding Co.” (third-party checks of any type will not be accepted); or

(2) authorizing us to withdraw money from your Ocean City Home Bank deposit account(s).

Checks and money orders will be immediately cashed, so the funds must be available in the account when your supplemental order form is received by us. Subscription funds will be held in a segregated account at Ocean

City Home Bank or, at our discretion, in an escrow account at an independent insured depository institution. We will pay interest calculated at Ocean City Home Bank’s passbook savings rate from the date those funds are processed until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Ocean City Home Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Ocean City Home Bank must be available in the deposit accounts at the time the supplemental order form is received. A hold will be placed on the amount of funds designated on your supplemental order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

The minimum number of shares that you may purchase is 25. The maximum amount that any person, either individually or together with their associates or persons acting in concert, may purchase is 9.99% of the common stock sold in the offering (403,346 shares at the minimum of the offering range), provided that orders for stock exceeding 5% of the total offering (201,875 shares at the minimum of the offering range) shall not exceed in the aggregate 10% of the total offering.

No individual together with any associates and no group of persons acting in concert may purchase shares of common stock so that, when combined with shares of new Ocean Shore Holding common stock received in exchange for shares of Ocean Shore Holding common stock, such person or persons would hold more than 5% of the number of shares of new Ocean Shore Holding common stock outstanding upon completion of the conversion and offering. No person will be required to divest any shares of Ocean Shore Holding common stock or be limited in the number of shares of new Ocean Shore Holding to be received in exchange for shares of Ocean Shore Holding common stock as a result of this purchase limitation.

RECENT DEVELOPMENTS

Results of the Special Meetings of Members and Shareholders to Consider the Plan of Conversion and Reorganization

At the special meeting of members of OC Financial MHC held on January 8, 2009, 1,625,842 votes, or 58.38% of the total votes eligible to be cast, were voted in favor of the plan of conversion and reorganization. Accordingly, the plan was approved by more than the required majority of the total votes entitled to be cast at the special meeting.

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At the special meeting of shareholders of Ocean Shore Holding, also held on January 8, 2009, the holders of 7,209,046 shares of common of Ocean Shore Holding, or 86.6% of the shares outstanding and eligible to vote, were voted in favor of the plan of conversion. This amount included 2,448,046 shares, or 68.7% of outstanding shares held by shareholders other than OC Financial MHC. Therefore, the plan of conversion was approved by more than the required two-thirds vote of all of the outstanding shares of Ocean Shore Holding and by more than a majority of the shares held by persons other than OC Financial MHC.

Results of the Subscription and Direct Community Offerings

We received orders in the subscription and direct community offerings totaling 184,407 shares ($1.66 million), not including shares to be purchased by the employee stock ownership plan. In order to complete the offering of our common stock, we must sell at least 4,037,500 shares, which is the minimum of our offering range. We expect to close the offering at the minimum of the offering range. Assuming the offering is completed at the minimum of the offering range, the employee stock ownership plan intends to purchase approximately 273,395 shares, either in the offering or in open market purchases following completion of the offering.

Fourth Quarter 2008 Results of Operations

On January 26, 2009, we issued a press release announcing our results of operations for the quarter and year ended December 31, 2008. A copy of that press release is attached as Appendix A to this prospectus supplement.

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Appendix A

Contacts:

Steven E. Brady, President and CEO

Donald F. Morgenweck, CFO

(609) 399-0012

Press Release

Ocean Shore Holding Co. Reports 4th Quarter 2008 and Year-End Results

Ocean City, New Jersey – January 26, 2009 – Ocean Shore Holding Co. (NASDAQ: OSHC) today announced net income of $769,000, or $.10 per basic and diluted share, for the quarter ended December 31, 2008 as compared to $859,000, or $.11 per basic and diluted share, for the same quarter last year. For the full year-ended 2008, net income rose to $2,929,000, or $.37 per basic share and $.36 per diluted share, as compared to $2,791,000, or $.34 per basic and diluted share, for 2007. Net income for the fourth quarter was negatively impacted by a $626,000 pre-tax, non-cash charge for other than temporary impairment (“OTTI”) of an investment security. OTTI charges for the full year were $2,235,000.

Ocean Shore Holding Co. (the “Company”) is the holding company for Ocean City Home Bank (the “Bank”), a federal savings bank headquartered in Ocean City, New Jersey. The Bank operates a total of nine full-service banking offices in eastern New Jersey.

“We are extremely proud to report that, notwithstanding the difficult economic conditions facing the country, our net income for 2008 increased over the prior year, even after recording impairment charges of $2.2 million on certain investment securities,” said Steven E. Brady, President and CEO. “Our loan portfolio, which grew over 12% in the year, performed extremely well. We had no loan charge-offs for the entire year and finished the year with non-performing loans at only 0.33% of total loans. Our long-term commitment to sound underwriting practices and steady growth served us well in 2008.”

Total Assets Grow

Total assets grew $49.0 million, or 7.8%, to $678.5 million at December 31, 2008 from $629.5 million at December 31, 2007. Net loans receivable grew $66.4 million, or 12.6%, to $594.5 million. Increases of $65.9 million in real estate mortgage loans and $1.9 million in consumer loans were partially offset by a decrease in real estate construction loans of $1.4 million and $0.2 million in commercial loans. Investments and mortgage-backed securities declined $21.5 million, or 36.5%, during 2008 to $37.4 million due to sales of $7.6 million, normal maturities and repayments of principal. Asset growth was funded with deposits which increased $40.7 million, or 9.8%, to $456.0 million and FHLB borrowings which increased $13.6 million to $133.8 million, or 11.3%, at December 31, 2008 from $120.2 million at December 31, 2007.

Asset Quality Remains Strong

The Company’s asset quality continues to be strong as nonperforming loans at December 31, 2008 totaled $1.97 million, or 0.33%, of total net loans as compared to $296,000, or to 0.06%, at December 31, 2007. The Company recorded no charge-offs for the year ended 2008, compared to $4,000 for the year ended 2007. The allowance for loan losses was 0.45% of total loans at December 31, 2008 compared to 0.44% at December 31, 2007.

Net Interest Income Increases Over Prior Periods

Net interest income increased $955,000, or 23.6%, during the fourth quarter of 2008 to $5.0 million compared to $4.1 million for the same quarter of 2007. Net interest margin increased 38 basis points in the quarter ended December 31, 2008 to 3.20% from 2.82% for the quarter ended December 31, 2007. Interest income for the fourth quarter 2008 grew $311,000 due to an increase in average interest-earning assets of $51.3 million, offset by a decrease in the average yield of 29 basis points to 5.76%. Interest expense for the fourth quarter decreased

$644,000 due to a 69 basis point decrease in the average cost of interest-bearing liabilities to 2.89%, which was partially offset by an increase in average interest-bearing liabilities of $35.5 million. On a linked-quarter basis, net interest margin increased 5 basis points to 3.20% in the fourth quarter of 2008 from 3.15% for the third quarter of 2008.

For the year-ended 2008, net interest income increased $3.7 million, or 24.4%, to $18.8 million compared to $15.1 million for the prior year. During 2008, the Company’s net interest margin increased 29 basis points to 3.07%, compared to 2.78% for the year ended 2007. Interest income increased $3.3 million over the prior year as a result of growth in interest earning assets of $68.5 million offset by a decrease in the average yield of 13 basis points. Interest expense decreased $0.4 million as a result of a decrease in the cost of funds of 43 basis points offset by an increase in the average balance of borrowings and deposits of $54.8 million.

OTTI Charge

During the fourth quarter, the Company recorded an other-than-temporary impairment charge of $626,000 to reduce the carrying amount of its investment in a pooled trust preferred security to $374,000 at December 31, 2008. For the year ended December 31, 2008, the Company recorded $2.2 million in other-than-temporary impairment charges on investment securities. These securities are held in the Company’s available for sale portfolio. Prior to recording these charges, the unrealized loss had been reflected as a reduction to stockholders’ equity through other comprehensive income. Therefore, recording these charges has no effect on stockholders’ equity. The decision to record these non-cash other-than-temporary impairment charges was due to the significant decline in the market value of these securities, which resulted from a sharp decline in trading activity, as well as deterioration in the credit quality of the underlying collateral of the security indicating a probable shortfall in the distributions of the pool.

Other Income Increases

Other income increased $38,000, or 5.4%, to $745,000 for the fourth quarter of 2008 compared to the same quarter in 2007 and increased $147,000, or 5.6%, for 2008 compared to 2007. The increase in other income resulted from increases in deposit account fees, debit card commissions and income from bank owned life insurance.

Income Tax Expense

Income tax expense decreased $170,000, or 35.4%, to $310,000 in the fourth quarter of 2008 compared to the same quarter in 2007. The decrease in the fourth quarter was primarily due to a reduction of $120,000 in a tax valuation allowance for charitable contributions carryover deduction resulting from an increase in actual taxable income over prior projections. Taxable income increased $291,000, or 6.6%, to $4.7 million for the year ended 2008 compared to the year ended 2007.

Other Expenses Increase

Other expenses increased $590,000, or 17.6%, to $3.9 million for the fourth quarter of 2008 compared the fourth quarter of 2007 and increased $1.2 million, or 9.1%, to $14.3 million for the year-ended 2008 compared to the year-ended 2007. The increases were due to the opening of the Company’s ninth branch office in the fourth quarter of 2008 and increases in FDIC insurance, marketing, salary and EDP expenses and decreases in qualified deferred costs associated with closed loans.

This press release, as well as other written communications made from time to time by the Company and its subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections and business trends) that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform

Act of 1995 (the PSLRA). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential.” For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA.

The Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: prevailing economic and geopolitical conditions; changes in interest rates, loan demand, real estate values and competition; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services and other factors that may be described in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission. The forward-looking statements are made as of the date of this release, and, except as may be required by applicable law or regulation, the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

The new holding company for Ocean City Home Bank – a newly formed New Jersey corporation also named Ocean Shore Holding Co. – has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Ocean Shore Holding Co or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free 1-866-805-4128.

SELECTED FINANCIAL CONDITION DATA (unaudited)

	As of 12-31-2008	As of 12-31-2007	% Change
	(Dollars in thousands)
Total assets	$678,474	$629,523	7.8
Cash and cash equivalents	8,530	9,540	(10.6)
Investment securities	9,300	22,273	(58.2)
Mortgage-backed securities	28,105	36,643	(23.3)
Loans receivable, net	594,452	528,058	12.6
Deposits	455,955	415,231	9.8
FHLB advances	133,800	120,230	11.3
Subordinated debt	15,464	15,464	0.0
Other borrowings	—	8,000	N/M
Stockholder’s equity	64,623	63,047	2.5

N/M – not measurable

SELECTED OPERATIONS DATA (unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2008	2007	% Change	2008	2007	% Change
	(Dollars in thousands, except share and per share amounts)
Interest and dividend income	$9,016	$8,704	3.6	$35,919	$32,619	10.1
Interest expense	4,010	4,654	(13.8)	17,093	17,481	(2.2)

Net interest income	5,006	4,050	23.6	18,826	15,138	24.4
Provision for loan losses	101	62	61.3	373	261	43.3

Net interest income after provision for loan losses	4,905	3,988	23.0	18,453	14,877	24.0

Other income	745	707	5.4	2,768	2,622	5.6
Impairment on investment securities	(626)	—	N/M	(2,235)	—	N/M
Other expense	3,945	3,356	17.6	14,265	13,069	9.2

Income before taxes	1,079	1,339	(19.5)	4,721	4,430	6.6
Provision for income taxes	310	480	(35.4)	1,792	1,639	9.3

Net Income	$769	$859	(10.4)	$2,929	$2,791	4.9

Earnings per share basic	$0.10	$0.11		$0.37	$0.34
Earnings per share diluted	$0.10	$0.11		$0.36	$0.34

Average shares outstanding:
Basic	8,023,008	8,034,359		8,005,384	8,104,373
Diluted	8,091,528	8,137,004		8,094,685	8,227,103

N/M – not measurable

	Three Months Ended December 31, 2008		Three Months Ended December 31, 2007
	Average Balance	Yield/Cost	Average Balance	Yield/Cost
	(Dollars in thousands)
Loans	$585,819	5.78%	$509,305	6.03%
Investment securities	39,307	5.62%	59,960	6.36%
Other interest-earning assets	1,278	0.99%	5,829	4.87%
Interest-bearing deposits	409,999	2.40%	400,011	3.17%
Total borrowings	145,007	4.29%	119,488	4.97%

Interest rate spread		2.87%		2.47%
Net interest margin		3.20%		2.82%

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Average Balance	Yield/Cost	Average Balance	Yield/Cost
	(Dollars in thousands)
Loans	$564,285	5.84%	$468,608	6.00%
Investment securities	46,338	6.30%	64,718	5.98%
Other interest-earning assets	3,361	2.09%	12,120	5.21%
Interest-bearing deposits	389,382	2.65%	391,340	3.21%
Total borrowings	153,303	4.42%	96,573	5.10%

Interest rate spread		2.70%		2.40%
Net interest margin		3.07%		2.78%

ASSET QUALITY DATA (unaudited)

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Dollars in thousands)
Allowance for Loan Losses:
Allowance at beginning of period	$2,307	$2,050
Provision for loan losses	373	261

Recoveries	4	4
Charge-offs	0	8

Net charge-offs	(4)	4

Allowance at end of period	$2,684	$2,307

Allowance for loan losses as a percent of total loans	0.45%	0.44%
Allowance for loan losses as a percent of nonperforming loans	136.04%	779.88%

	As of 12-31-2008	As of 12-31-2007
	(Dollars in thousands)
Nonperforming Assets:
Nonaccrual loans:
Mortgage loans	$1,861	$295
Commercial business loans	0	0
Consumer loans	112	1

Total	1,973	296

Real estate owned	0	0
Other nonperforming assets	0	0

Total nonperforming assets	$1,973	$296

Nonperforming loans as a percent of total net loans	0.33%	0.06%
Nonperforming assets as a percent of total assets	0.29%	0.05%

SELECTED FINANCIAL RATIOS (unaudited)

	Year Ended 12-31-2008	Year Ended 12-31-2007
Selected Performance Ratios:
Return on average assets	0.44%	0.47%
Return on average equity	4.55%	4.42%
Interest rate spread	2.70%	2.40%
Net interest margin	3.07%	2.78%
Efficiency ratio	65.90%	73.59%